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                                                                    Exhibit 99.1


Press
Information

FOR IMMEDIATE RELEASE
                                          Contact:    Kevin S. McKay
                                                      SAP America
                                                      610-355-4060
                                                         -or-
                                                      Michael Pfister
                                                      SAP AG
                                                      011-49-6227-74-1758
                                                         -or-
                                                      James P. Prout
                                                      Taylor Rafferty Associates
                                                      212-889-4350

SAP REVENUES FOR THE FIRST NINE MONTHS UP 54%

Walldorf, Germany, October 9, 1998 -- SAP AG (NYSE: SAP), the world's leading provider of client/server business applications, today announced that preliminary figures for the first nine months of 1998 show a 54% increase in revenues to approximately DM 5.88 billion. Third quarter revenues grew 43% over the third quarter of 1997 to DM 2.0 billion, despite the on-going economic crisis in Japan, as well as unfavorable exchange rates. Pre-tax profit growth in the third quarter was slightly higher than the growth in revenues, as was the growth in costs (including the effects of the STAR program).

SAP's Board maintained its earlier expectations for 1998 of approximately 40% revenue growth and a 30-35% increase in pre-tax profits. SAP will announce its final results for the first nine months of 1998 on October 20.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol 'SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies. Additional information is available on SAP AG's home page: http://www.sap.com.

Forward looking statements contained in this release may contain forward looking information with respect to projections of future performance of the Company, the occurrence of which involves certain risks and uncertainties including, but not limited to, technology changes, competitive developments, market acceptance of new products and services, and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Today's announcement is made in compliance with German regulatory requirements.

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
SAP Aktiengesellschaft                    Corporate Communications              Phone:      +49-62 27-7-4 6311
Systems, Applications, Products           Neurottstrasse 16                     Fax:        +49-62 27-7-4 6331
in Data Processing                        69190 Walldorf, Germany               Homepage:   http://www.sap.com
                                                                                E-Mail:     press@sap-ag.de
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